March 5, 2010

Wellington Management Company, LLP
75 State Street
Boston, MA 02109
Attention: President

Re:	Investment Sub-Advisory
Agreement dated May 17, 2006 between
Old Mutual Funds II (the "Trust") on behalf of the Old Mutual Cash Reserves Fund
(the "Fund"), Old Mutual Capital, Inc.
("Old Mutual Capital"), and Wellington
Management Company, LLP ("Wellington")
(the "Sub-Advisory Agreement")

To Whom It May Concern:

Pursuant to Paragraph 6 of the Sub-Advisory
Agreement, the Sub-Advisory Agreement may be terminated by the Fund at any time, without the payment of any penalty, by the vote of a majority of Trustees of the Trust.
At its meeting on November 18, 2009, the Trustees of the Trust, including the independent
Trustees, unanimously approved the termination of the Sub-Advisory Agreement, effective upon the election of a new sub-adviser to the Fund following the close of business on March 12, 2010
(the "Effective Time"). The Fund hereby provides notice of the termination of the Sub-Advisory
Agreement, and termination of Wellington as investment sub-adviser of the Fund as of the Effective Time.
Until the Effective Time, Old Mutual Capital, the
Fund's investment manager, will work with Wellington to ensure the orderly transition of investment management of the Fund, pursuant to the terms of the Sub-Advisory Agreement. Wellington agrees to cooperate with Old Mutual Capital in this transition and to surrender all books and records maintained by Wellington on behalf of the Fund pursuant to Paragraph 1(a)12(c) of the Sub-Advisory Agreement promptly after the Effective Time.
Please acknowledge your acceptance of the terms of this termination notice by signing in the appropriate place below.
Yours sincerely,


Robert T. Kelly, Treasurer and Principal Financial Officer for and on behalf of
OLD MUTUAL CASH RESERVES FUND,
a series portfolio of OLD MUTUAL FUNDS II
Acknowledged and agreed,


for and on behalf of
WELLINGTON MANAGEMENT COMPANY, LLP


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